Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com Client: 92865-00012
August 8, 2011
Via EDGAR
Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Transatlantic Holdings, Inc. Schedule 14D-9 filed on July 28, 2011 File No. 005-41434
Dear Mr. Hindin:
On behalf of our client, Transatlantic Holdings, Inc. (the “Company” or “Transatlantic”), set forth below are the Company’s responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in the comment letter, dated July 29, 2011 (the “Comment Letter”) with respect to the above referenced Schedule 14D-9 (the “Schedule 14D-9”). Attached hereto is Amendment No. 1 to the Company’s Schedule 14D-9 (the “Amended Schedule 14D-9”), containing changes and revisions in response to the Staff’s comments. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.
The Company’s responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter.
General
1.	We understand that Transatlantic may have discussed the Validus offer during its quarterly earnings conference call on July 28, 2011. If so, please confirm that you have filed all relevant statements made at that meeting and direct us to the applicable filing.

Response:

On behalf of the Company, we hereby confirm that the Company filed on August 1, 2011 a transcript from its quarterly earnings conference call pursuant to Rule 425 under the
Brussels • Century City • Dallas • Denver • Dubai • Hong Kong • London • Los Angeles • Munich • New York
Orange County • Palo Alto • Paris • San Francisco • São Paulo • Singapore • Washington, D.C.

August 8, 2011

Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12(b) under the Securities Exchange Act of 1934, as amended (File No. 001-10545).
Background of the Offer, page 6
2.	Please revise your disclosure to describe the purpose and effect of the shareholder rights plan and the changes to the bylaws relating to the conduct of stockholders meetings.

Response:

In response to the Staff’s comment, the Company has supplemented “Item 2. Exchange Offer” of the Schedule 14D-9, by adding the following disclosure:
“The Board determined to adopt the Rights Agreement, which has a term of one year and a 10% beneficial ownership threshold, to encourage the fair and equal treatment of Transatlantic stockholders in connection with any initiative to acquire effective control of Transatlantic and to reduce the likelihood that any person, including Validus, would gain control of Transatlantic by open market accumulation or otherwise without paying a control premium for all common stock. The Rights Agreement is not intended to prevent a transaction that is determined by the Board to be fair, advisable and in the best interests of Transatlantic stockholders. The foregoing summary of the Rights Agreement does not purport to be complete, and is qualified in its entirety by reference to Exhibit (a)(4) hereto, which is incorporated herein by reference.
In addition, on July 26, 2011, the Board approved the amendment and restatement of Transatlantic’s Amended and Restated By-Laws (as amended and restated, the “By-Laws”), effective as of July 26, 2011. The amendments to the By-Laws enable the Board to postpone or adjourn a stockholder meeting. This would permit the Board to postpone or adjourn a meeting to give stockholders sufficient time to consider new information that may be released immediately prior to a previously scheduled meeting. The foregoing summary of the By-Laws does not purport to be complete, and is qualified in its entirety by reference to Exhibit (a)(6) hereto, which is incorporated herein by reference.”
Reasons for Recommendation, page 21
3.	Please disclose any comparisons made by the board of directors between the consideration being offered by Allied World and Validus, including the market value of the stock components of each offer. We note in this regard your statement that the Exchange Offer economically disadvantages Transatlantic security holders.

August 8, 2011

Response:

In response to the Staff’s comment, the Company has supplemented “Item 4. Reasons for Recommendation” of the Schedule 14D-9 by adding the following disclosure under the heading “The Exchange Offer Economically Disadvantages Transatlantic Stockholders”:
“ • The Board considered that, based on the market prices of Allied World’s and Validus’s stock at the close of business on July 25, 2011, the last trading day prior to the date that the Board met to review the Validus Exchange Offer, the consideration to be received by Transatlantic’s stockholders pursuant to the Transatlantic-Allied World Merger had a market value of $48.59 per share, and the consideration to be received by Transatlantic’s stockholders pursuant to the Exchange Offer had a market value of $50.43 per share. However, the Board and management believe that book value per share is also an important methodology for comparing the Validus Exchange Offer and the Transatlantic-Allied World Merger, as it reflects in their opinion the potential long term value to investors of a business combination transaction with either of these parties.
     • Transatlantic also notes that as of the close of business on August 8, 2011, the date of this Amended Schedule 14D-9, the consideration to be received by Transatlantic’s stockholders pursuant to the Transatlantic-Allied World Merger had a market value of $43.59 per share, and the consideration to be received by Transatlantic’s stockholders pursuant to the Exchange Offer had a market value of $44.58 per share. The market value of the consideration to be received in the Transatlantic-Allied World Merger and the Exchange Offer depends on the market price of the shares of Allied World and Validus common stock, respectively, on any given date and will fluctuate between the date hereof and the date of the consummation of any transaction.”
4.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide support for, and/or clearly characterize as an opinion or belief, the following statements:

•	the Exchange Offer is highly conditional, resulting in substantial uncertainty for Transatlantic’s security holders as to whether it will be completed and, if completed, when and at what cost (page 21);

August 8, 2011

Response:

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 21 of the Schedule 14D-9 to read as follows:
“The Exchange Offer is in our view highly conditional, resulting in substantial uncertainty for Transatlantic’s stockholders as to whether it will be completed and, if completed, when and at what cost.”
We also respectfully submit to the Staff that the Exchange Offer is, in fact, highly conditional. Specifically, the Exchange Offer is subject to the following conditions which are not present in the Transatlantic-Allied World Merger Agreement:
•	the Transatlantic-Allied World Merger Agreement shall have been validly terminated, and Validus shall reasonably believe that Transatlantic has no liability, and Allied World shall not have asserted any claim of liability or breach against Transatlantic in connection with the Transatlantic-Allied World Merger Agreement, other than with respect to the possible payment of a maximum of $115 million in the aggregate in termination fees and reimbursement of permitted Allied World expenses thereunder;

•	the Transatlantic board of directors shall have redeemed the rights issued pursuant to the Rights Agreement, or the rights shall have been redeemed or otherwise rendered inapplicable to the Exchange Offer and the Second-Step Merger; and

•	there shall be no pending litigation, suit, claim, action, proceeding, hearing or investigation by or before any foreign, supranational, national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal or judicial or arbitral body (or any litigation, suit, claim, action, proceeding or investigation threatened in writing): (1) challenging or seeking to, or which, in the judgment of Validus is reasonably expected to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit or in which there are allegations of any violation of law, rule or regulation relating to, the making of or terms of the Exchange Offer or the provisions of the Offer to Exchange and the accompanying letter of transmittal or, the acceptance for exchange and exchange of any or all of the Transatlantic Common Shares by Validus or any other affiliate of Validus or the Second-Step Merger; or (2) seeking to, or which in the judgment of Validus is reasonably expected to, prohibit or limit the full rights of ownership of Transatlantic Common Shares by Validus or any of its affiliates, including, without limitation, the right to vote any Transatlantic Common Shares acquired by Validus pursuant to the Exchange Offer or otherwise on all matters properly presented to Transatlantic’s stockholders.

August 8, 2011

•	the potential that the Transatlantic-Allied World Merger would create a leading, diversified, specialty focused reinsurance and insurance company with a global reach and a local presence in key markets (page 21);

Response:

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 21 of the Schedule 14D-9 to read as follows:
“ • management’s belief that the Transatlantic-Allied World Merger has the potential to create a leading, diversified, specialty focused reinsurance and insurance company with a global reach and a local presence in key markets, based upon, among other things, the fact that the Transatlantic-Allied World combined company would have 39 locations with local underwriters, would combine a leading specialty reinsurance brand (including with respect to directors and officers, errors and omissions and medical malpractice reinsurance) with a leading specialty insurance brand (including with respect to professional liability and health care insurance), and would have a diverse portfolio between reinsurance and insurance;”
•	the Transatlantic-Allied World Merger would diversify risk (page 21);

Response:

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 21 of the Schedule 14D-9 to read as follows:
“ • management’s belief that the combination would diversify risk, which should allow the Transatlantic-Allied World combined company to weather cyclical conditions and reduce volatility of earnings and deliver more stable results under a wider range of market conditions and economic environments while creating a foundation for future growth, based upon, among other things, the fact that the Transatlantic-Allied World combined company would have both a significant insurance and reinsurance business, and would have greater diversification with respect to (i) duration of risk, (ii) premiums and reserves by lines of business and geography and (iii) catastrophe exposures;”

August 8, 2011

•	the Transatlantic-Allied World Merger would provide greater value to Transatlantic’s security holders within a shorter timeframe (page 22);

Response:

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 22 of the Schedule 14D-9 to read as follows:
“ • the Board’s belief, based upon discussions with Transatlantic’s management and after a thorough review of Transatlantic’s strategic alternatives, that the Transatlantic-Allied World Merger would provide greater value to the Transatlantic stockholders within a shorter time frame than other potential strategic alternatives available to Transatlantic, including the continued operation of Transatlantic as a standalone company, based upon, among other things, the fact that the Transatlantic-Allied World combined company would have greater flexibility to allocate capital in a more efficient manner, increased financial strength and scale, and meaningful incremental combined excess capital”
•	Transatlantic’s and Allied World’s businesses are complementary (page 22);

Response:

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 22 of the Schedule 14D-9 to read as follows:
“ • the complementary nature of Transatlantic’s and Allied World’s businesses and cultures, including the fact that the two companies have complementary lines of business (for example, with respect to medical malpractice and healthcare, Transatlantic has a focus on physicians and Allied World has a focus on hospitals and other facilities), and that both companies have strong underwriting and risk management cultures;”
•	the Transatlantic-Allied World combined company would have a highly experienced management team with extensive industry experience (page 23); and

Response:

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 23 of the Schedule 14D-9 to read as follows:

August 8, 2011

“ • the fact that the Transatlantic-Allied World combined company would have a highly experienced management team with extensive industry experience in the most significant facets of the insurance and reinsurance industry; for further information on the Transatlantic-Allied World combined company management team, please see pages 97-99 of the Joint Proxy Statement/Prospectus, as amended, which is filed as an exhibit hereto and is incorporated herein by reference”
•	the integration of Transatlantic and Validus could be potentially difficult and inefficient (page 31).

Response:

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 31 of the Schedule 14D-9 to read as follows:
“ • The Board believes, based on Validus’s past integration efforts, that the integration of Transatlantic and Validus could be potentially difficult and inefficient, which could lead to significant disruptions with customers and employees. In reaching this conclusion, the Board considered the significant employee attrition Validus reportedly experienced in previous acquisitions, and the importance of Transatlantic’s brokers in determining the future success of Transatlantic.”
5.	We refer to the third bullet from the bottom on page 22. Please disclose why the board of directors did not consider the current market price of Allied World when making this determination. Please also address all other instances in your document where the financial analysis is based on data as of June 10, 2011.

Response:

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 22 of the Schedule 14D-9 to read as follows:
“ • the fixed exchange ratio of 0.88 Allied World shares for each Transatlantic Common Share, which represented a market value equal to (a) a premium of 16% to the closing price of Transatlantic Common Shares, based on the closing price of Allied World shares on June 10, 2011 (the last trading day before the public announcement of the Transatlantic-Allied World Merger) and (b) a discount of 6.5% to the closing price of Transatlantic Common Shares, based on the closing price of Allied World shares on July 25, 2011. The Board also noted that based on the closing price of Validus Common Shares on July

August 8, 2011

25, 2011, the market value of the Exchange Offer represented a 2.9% discount to the closing price of Transatlantic Common Shares.”
The Company respectfully notes for the Staff that there are no other instances of financial analysis based on data as of June 10, 2011.

6.	Please tells us, with a view towards revised disclosure, whether the board of directors considered the comparative risk profiles of Allied World and Validus.

Response:

In response to the Staff’s comment, the Company has supplemented “Item 4. Reasons for Recommendation” of the Schedule 14D-9 by adding the following disclosure under the heading “Other Considerations”:
“ • The Board considered a number of factors when evaluating the relative risk profiles of Allied World and Validus, including but not limited to:
     • credit ratings (as described in “Item 4. Reasons for Recommendation—Significant Uncertainties With Respect To Ratings Outcome”);
     • property catastrophe exposure (as described in “Item 4. Reasons for Recommendation—Significant Uncertainties With Respect To Ratings Outcome”);
     • pro forma debt to capital ratios (as described in “Item 4. Reasons for Recommendation—Significant Uncertainties With Respect To Ratings Outcome”);
     • liability durations (as described in “Item 4. Reasons for Recommendation—We Believe Validus Offers Inferior Long-Term Value Creation Potential For Transatlantic Stockholders”); and
     • the relative composition of the investment portfolios (as described in “Item 4. Reasons for Recommendation—We Believe Validus Offers Inferior Long-Term Value Creation Potential For Transatlantic Stockholders”).”
7.	Certain of the factors that you cite in favor of an Allied World transaction appear to apply equally to a Validus transaction. Please revise your disclosure to address the applicability of these factors to the Validus transaction:

•	the Transatlantic-Allied World combined company would have a strengthened balance sheet with $8.5 billion of total capital;

August 8, 2011

Response:

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 21 of the Schedule 14D-9 to read as follows:
“ • management’s belief that the Transatlantic-Allied World combined company would have a strengthened balance sheet with $8.5 billion of total capital;
     • management also considered the fact that the Transatlantic-Validus combined company would similarly have a strengthened balance sheet with approximately $8.51 billion of total capital;”
•	Transatlantic would gain European Union-based operating subsidiaries;

Response:

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 22 of the Schedule 14D-9 to read as follows:
     “ • the fact that Transatlantic would gain multiple platforms, including European Union-based operating subsidiaries.
     • The Company considered the fact that while Validus has stated that it does have a European Union subsidiary based in Ireland, Validus Re Europe Limited, because of Validus’s unwillingness to sign a confidentiality agreement with a standstill (which is required pursuant to the Transatlantic-Allied World Merger Agreement) and engage in mutual due diligence, Transatlantic has been unable to confirm that such subsidiary is adequately capitalized and can write business effectively in the European Union. Transatlantic has also established, through extensive due diligence, that Allied World has adequately capitalized and operating European Union subsidiaries.”
•	a foreign domicile would provide the Transatlantic-Allied World combined company with greater capital flexibility; and

[1]	Based on the unaudited condensed consolidated pro forma financial information found in Validus’s Form S-4, filed with the Commission on July 25, 2011.

August 8, 2011

Response:

The Company respectfully submits to the Staff’s attention that the withholding tax rate on inter-company dividends from the U.S. to Bermuda, Validus’s domicile, is 30%, while the withholding tax rate on inter-company dividends from the U.S. to Switzerland, Allied World’s domicile, is 5% (Schedule 14D-9, page 27). We believe this will result in greater capital flexibility in the Transatlantic-Allied World combined company as compared to the Transatlantic-Validus combined company.

•	the Transatlantic-Allied World Merger is likely to receive necessary regulatory approvals in a relatively timely manner.

Response:

The Company respectfully notes for the Staff, as a result of Validus’s refusal to sign a customary confidentiality agreement with a standstill (which is required pursuant to the Transatlantic-Allied World Merger Agreement), the Company has been unable to perform due diligence on Validus or engage in active discussions with Validus or regulators in connection with the Validus proposal. Therefore, the Company is not in a position to make an informed judgment regarding the likelihood of receiving all required approvals for a Transatlantic-Validus transaction or combination in a timely manner.
Materially Lower Book Value Per Share to Transatlantic Stockholders, page 25
8.	Please advise whether the table on page 25 includes reserve charges for both parties. If reserve charges are presented for only one party, please revise to depict the other party’s pro forma book value per share with the reserve charge, and the first party’s pro forma book value per share without the reserve charge.

Response:

The Company respectfully submits to the Staff that Validus has made unsubstantiated claims that Transatlantic’s reserves need to be increased by $500 million, and has indicated it will make such adjustment in the event the Exchange Offer is completed. The Transatlantic Board and Allied World are confident in Transatlantic’s reserves and currently do not intend to make any adjustment following completion of the Transatlantic-Allied World Merger. Therefore, it would be inappropriate and misleading to investors to reflect any such adjustment in any situation other than in connection with evaluating the potential Transatlantic-Validus combined company. Conversely, given Validus’s public statements (including the pro forma financial information included in the Validus Form S-4), we believe that it would be misleading and inappropriate to

August 8, 2011

present any pro forma financial information that analyzes the Exchange Offer that does not reflect Validus’s intended post-closing adjustment.

9.	Please tell us, with a view towards revised disclosure, whether you intend to update the figures in this section and other sections of your document which are stated as of March 31, 2011.

Response:

The Company acknowledges that it will update figures in the Schedule 14D-9 that are stated as of March 31, 2011 at such time as Allied World and Validus update their respective pro forma financial information and provide all such information for all three parties as of June 30, 2011.
Inferior Book Value Per Share Growth and Shareholder Return Returns Relative to Allied World, page 25
10.	You present data in this section from a recent five-year period. However, Validus did not complete its initial public offering until late 2007. Please revise your disclosure to provide an equivalent comparison.

Response:

The Company respectfully submits that the book value per basic share growth rates for both Validus and Allied World are based on Q3 2006 information, which is the earliest information publicly available for both companies as sourced from SNL Financial. In that regard, we note that the book value per Validus share for periods prior to its initial public offering is reflected in Validus’s registration statement on Form S-1 filed with the Commission in connection with Validus’s initial public offering. Accordingly, the Company and its advisors believe it is possible and appropriate to show comparison periods that go back before the Validus IPO.
Allied World Has Achieved Higher Investment Returns And Had A Larger Portfolio of Invested Assets, page 27
11.	You present information in this section regarding the differences between Allied World and Validus with respect to certain measures. As the nature of the businesses of these companies appears to differ materially, please revise your presentation as necessary to provide security holders with sufficient background regarding business factors that may be contributing to these differences.

August 8, 2011

Response:
In response to the Staff’s comment, the Company has revised the relevant disclosure on page 27 of the Schedule 14D-9 to read as follows:
“ • Allied World Has Achieved Higher Investment Returns And Has A Larger Portfolio of Invested Assets. Allied World demonstrated total net investment return2 from 2008 through 2010 of approximately 15%, whereas Validus demonstrated total net investment returns during the same period of approximately 10%. According to Validus’s Form S-4 filed on July 25, 2011, the Transatlantic-Validus combined company would have total investments and cash of $19.3 billion as of March 31, 2011, $2.2 billion lower as compared to the Transatlantic-Allied World Merger based on Allied World’s Form S-4 filed on July 7, 2011. Validus, as a self-described “short-tail” reinsurer, has a shorter investment horizon with respect to its portfolio of assets, which we believe has had a negative impact on its demonstrated total net investment return.”
Transatlantic Stockholders Have Greater Potential For Price to Book Multiple Expansion..., page 27
12.	Please revise your disclosure to present the information appearing in this section over an equivalent time period, or advise why it is appropriate to use differing time periods for each company. Please also disclose that there can be no certainty that the stock of the combined company would trade at Allied World’s historical price to book ratio or that the ratio would not be affected by the transaction.

Response:

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 27 of the Schedule 14D-9 to read as follows:
“ • We Believe Transatlantic Stockholders Have Greater Potential For Price To Book Multiple Expansion With The Transatlantic-Allied World Merger. As of July 25, 2011, Allied World’s price to stated book value per share (“P/B”) was 0.71x, compared to the average since the date of its IPO and through July 25, 2011 of 0.91x and the average since the date of

[2]	Based on the Allied World Investor Presentation, filed with the Commission under Rule 425 on July 25, 2011.

August 8, 2011

Validus’s IPO and through July 25, 2011 of 0.83x, and Validus traded at 0.81x, compared to its average since its IPO and through July 25, 2011 of 0.89x. If both companies’ stocks were to trade in line with their respective historical P/B levels, Transatlantic stockholders could experience greater stock price appreciation in the Transatlantic-Allied World Merger. We note that there can be no certainty that the stock of the Transatlantic-Allied World combined company would trade at Allied World’s historical average P/B ratios from either the time of its IPO or from the time of Validus’s IPO and through July 25, 2011, or that the ratio would not be affected by the transaction.”
13.	Please disclose, if true, any extrinsic reasons why Allied World shares may trade at a greater discount to historical price to book value per share ratio, including, for example, that the market may believe that Allied World has less likelihood for growth.

Response:

We respectfully submit to the Staff that there could be any number of reasons why Allied World shares may trade at a greater discount to book value per share when compared to Validus’s shares. However, we believe it is inappropriate for Transatlantic to speculate as to why the market assigns any given value to any given company at a particular point in time.
Higher Financial Leverage Limits Financial Flexibility, page 29
14.	Please advise whether the tabular disclosure on page 30 presents Validus debt as inclusive of its hybrid notes. If so, please advise how you determined that these notes should be treated as debt for these purposes.

Response:

We respectfully submit to the Staff that the tabular disclosure on page 30 of the Schedule 14D-9 does present Validus’s debt inclusive of its hybrid notes. As the footnote to the tabular disclosure indicates, the pro forma debt/capital information for Validus was derived from information included in Validus’s own Form S-4. On page 125 of the Validus Form S-4, Validus calculates “total debt” as “borrowings drawn under credit facility,” plus “senior notes payable,” plus “debentures outstanding.” We note that this treatment is also consistent with the views of S&P, which has stated with respect to Validus, that the “group’s financial leverage, [is] measured as debt-plus-preferreds-to-total-capital.” (Standard & Poor’s, September 1, 2010).

August 8, 2011

Meaningful Uncertainties Exist In The Exchange Offer, page 30
15.	We note your statement that Validus refused to sign a “standard” confidentiality agreement. Please revise this disclosure to indicate that the agreement proposed by Transatlantic contained a standstill provision, and also disclose whether the confidentiality agreement signed by Allied World contained a similar provision.

Response:

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 30 of the Schedule 14D-9 to read as follows:
“As a result of Validus’s refusal to sign a standard confidentiality agreement that includes a standstill provision (which is the same standstill provision as the one contained in the confidentiality agreement signed by Allied World), as required under the terms of the Transatlantic-Allied World Merger Agreement, Transatlantic and Validus have been unable to enter into discussions or share mutual nonpublic confidential information that could eliminate or mitigate some of the following uncertainties:”
Other Considerations, page 31
16.	We note your statement that Transatlantic security holders will retain a majority of the voting power in the Transatlantic-Allied World combined company. Please disclose why the board of directors considered this of significance to an individual security holder.

Response:

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 31 of the Schedule 14D-9 to read as follows:
“ • The Board considered that Transatlantic’s stockholders will retain a majority of the voting power on a fully diluted basis in the Transatlantic-Allied World combined company, but will lose majority if the Exchange Offer is consummated. Transatlantic strongly believes that retaining a majority of the voting power in the Transatlantic-Allied World combined company, and the related board and board committee governance arrangements, are important factors to ensure that current Transatlantic stockholders can proportionally influence the strategic direction of the Transatlantic-Allied World combined company upon consummation of the transaction and retain a greater share in the potential future value of the Transatlantic-Allied World combined company going forward.”

August 8, 2011

17.	Please disclose that, in order for a proposal to be considered a Superior Proposal under the Transatlantic-Allied World merger agreement, it must relate to a transaction pursuant to which the stockholders of Transatlantic would hold less than 50% of the outstanding shares of the surviving entity.

Response:

In response to the Staff’s comment, the Company has supplemented “Item 4. Reasons for Recommendation” by adding the following disclosure under the heading “Other Considerations”:
“ • Under the terms of the Transatlantic-Allied World Merger Agreement, a “Superior Proposal” with respect to Transatlantic means a bona fide written acquisition proposal made by a third-party or group (and not obtained in breach of the Transatlantic-Allied World Merger Agreement) for a merger, amalgamation, consolidation, business combination or other similar transaction involving such party pursuant to which the Transatlantic stockholders immediately preceding the transaction would hold less than 50% of the outstanding common stock or voting power of Transatlantic or the surviving or parent entity following the consummation of such transaction that the Board (after consultation with its outside legal counsel and financial advisors) determines in good faith to be more favorable to the Transatlantic stockholders that the Transatlantic-Allied World Merger.”
18.	Please disclose what consideration, if any, was given by the board of directors to the risk that Allied World could become subject to U.S. taxation.

Response:

In response to the Staff’s comment, the Company has supplemented “Item 4. Reasons for Recommendation” by adding the following disclosure under the heading “Other Considerations”:
“ • The Board considered the tax implications of the Transatlantic-Allied World Merger, and concluded, with the assistance of management and the Company’s tax and legal advisors, that there was no meaningful risk that the Transatlantic-Allied World combined company will become subject to U.S. taxation upon consummation of the Transatlantic-Allied World Merger.”

August 8, 2011

Purposes of the Transaction and Plans of Proposals, page 53
19.	We note the second to last paragraph in this section. Please confirm that you have made all disclosures required by Item 1006(d) of Regulation M-A.

Response:

On behalf of Transatlantic, we hereby confirm that Transatlantic has made all disclosure required by Item 1006(d) of Regulation M-A.

August 8, 2011

Attached as Exhibit A hereto please find the acknowledgment requested in the Comment Letter.
We appreciate your prompt attention to this matter. If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (212) 351-3847.
Sincerely,
/s/ Eduardo Gallardo

Eduardo Gallardo
EG/abh

EXHIBIT A
ACKNOWLEDGMENT
The undersigned hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Solicitation/Recommendation Statement on Schedule 14D-9 attached hereto (the “Filing”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Capitalized terms shall have the meaning set forth in the Filing.

TRANSATLANTIC HOLDINGS, INC.
By:	/s/ Gary A. Schwartz
Name:	Gary A. Schwartz
Title:	Senior Vice President and General Counsel